# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GrabAGun Digital Holdings Inc., CIK 0002051380
CUSIP: 38387Q105
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 200 EAST BELTLINE ROAD, SUITE 403, COPPELL, Texas (TX), 75019
Date of event which requires filing of this statement: 07/16/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002125062

## Reporting persons
- Cossey Brent: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,500,000; shared voting power 0; sole dispositive power 2,500,000; shared dispositive power 0; aggregate amount beneficially owned 2,500,000 (8.3% of the class)
  Comment: As to the date of event, the reporting persopn relied on company counsel an dformer business partners to timely process and file any shareholder filing and only recently learned that the filings for his benefit had not been processed

## Item 1. Issuer
Name of issuer: GrabAGun Digital Holdings Inc.
Address of issuer's principal executive offices: 200 EAST BELTLINE ROAD, SUITE 403, COPPELL, TEXAS, 75019.

## Item 2. Person Filing
Name of person filing: Brent Cossey
Address of principal business office or, if none, residence:
3093 Whispering Oaks Drive
Highland Village, TX 75077
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of the date hereof, Mr. Cossey may be deedmed to benefically own 2,500,000 share of common stock, par value $0.0001 per share of the Issuer (the "Shares").
Percent of class: The Follow percentages are based on 30,015,922 Shares outstanding as of hte most recent date, which is the total number of Shares outstanding as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange commission on November 13, 2025. As of the date hereof, Mr. Cossey may be deemed to beneficially own approximately 8.33% of outstanding Shares.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9
Shared power to vote or to direct the vote: See Cover Pages Items 5-9
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Cossey Brent: /s/ Brent Cossey, filer (03/30/2026)